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EXHIBIT F

Irrevocable Undertaking

To:	The Directors
Suzhou Dongshan Precision Manufacturing Co., Ltd.

February 4, 2016

Dear Sirs

Proposed Acquisition of Multi-Fineline Electronix, Inc.

1.	Proposed Merger

1.1	Reference is made to an Agreement and Plan of Merger (the “Merger Agreement”) entered into as of February 4th, 2016, by and among Suzhou Dongshan Precision Manufacturing Co., Ltd., a company organized under the laws of the People’s Republic of China (“Parent”), Dragon Electronix Merger Sub Inc., a Delaware corporation and indirect wholly-owned subsidiary of Parent (“Merger Sub”) and Multi-Fineline Electronix, Inc., a Delaware corporation in which United Engineers Limited (“UEL”) holds indirectly approximately 60.2% of the existing issued share capital (the “Company”), pursuant to which Merger Sub will be merged with and into the Company with the Company continuing as the Surviving Corporation (the “Merger”) to be solely owned by Parent and stockholders of the Company will be entitled to a consideration of US$23.95 per share in cash.

1.2	The Merger will be on the terms set out in the Merger Agreement and a draft announcement summarizing certain terms of the Merger Agreement is appended hereto (the “Draft Announcement”) subject only to amendment or inclusion of any additional terms and conditions as may be required to comply with any applicable law or regulation, and/or any non-material modifications agreed to by the parties to the Merger.

1.3	We understand that the Merger, including the voting by UEL or its relevant subsidiaries, of a portion of the shares they hold in the Company representing 45% or more of the total outstanding shares in the Company, is a ‘major transaction’ under Rule 1014 of the Listing Manual of the Singapore Exchange Securities Trading Limited (“Listing Manual”), and therefore conditional upon approval by shareholders of UEL in general meeting (“EGM”).

2.	Undertakings

2.1	In consideration of the respective undertakings of the parties, in particular, Parent’s undertakings in connection with the Merger, we irrevocably and unconditionally undertake, confirm, represent and warrant to Parent that (a) we, directly or indirectly through our subsidiaries, own and control 104,175,958 ordinary stock units in the capital of UEL, and 591,800 preference shares in UEL (collectively, the “Relevant Securities”) representing approximately 17% of the existing issued share capital of UEL (excluding treasury and non-voting shares); (b) we do not have any other interest in any shares or securities of UEL other than the Relevant Securities save for any interest in certain non-voting shares of UEL which are held by WBL Corporation Limited; and (c) we are the beneficial owner of, or are otherwise able to control the exercise of, all rights attaching to, including voting rights, and the ability to procure the transfer of, the Relevant Securities.

2.2	We irrevocably and unconditionally undertake to (a) attend and/or procure the attendance by proxy at the EGM, or at any adjournment thereof, and cause the Relevant Securities to be counted as present thereat for purpose of calculating a quorum; and (b) exercise and/or procure the exercise of all voting rights attaching to the Relevant Securities at the EGM, or at any adjournment thereof, in favor of any resolution required to approve the Merger, including the voting by UEL or its relevant subsidiaries, of up to all shares they hold in the Company, as will be set out in the notice of meeting in the circular to be sent to shareholders of UEL.

2.3	We irrevocably and unconditionally undertake that we will not, until the close of the EGM, without prior written consent of Parent, sell, transfer, charge, encumber, grant any option over or otherwise dispose of, or permit any of the same, all or any of the Relevant Securities or interest in any Relevant Securities, or accept any offer in respect of all or any Relevant Securities, or enter in any agreement as regards any interest in the Relevant Securities.

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2.4	We consent to the issue of a press announcement incorporating references to us and to this undertaking substantially in the terms set out in the Draft Announcement. We agree that particulars of this undertaking to be disclosed in a circular sent to the shareholders of UEL will be in form and substance reasonably satisfactory to us.

3.	Lapse of Undertaking

This undertaking will lapse and, without any prejudice to any accrued liabilities, will cease to have any effect (a) at the effective time of the Merger; or (b) if UEL announces that the proposed Merger will terminate and not complete prior to the EGM; or (c) the Merger has not taken effect within six (6) months from the date of this undertaking, whichever is the earlier.

4.	General

4.1	We will keep all non-public information relating to the Merger confidential. We agree that time is of the essence and that an order of specific performance may be the only adequate remedy in the event of any breach.

4.2	Nothing in this undertaking is intended to confer on any person any right to enforce any term of this undertaking which that person would not have had but for the Contracts (Rights of Third Parties) Act (Cap 53B of Singapore).

4.3	This undertaking will be governed by and construed in accordance with Singapore law and we submit to the exclusive jurisdiction of the Singapore courts.

This document has been executed by Great Eastern Holdings Limited on February 4, 2016.

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Signed for and on behalf of Great Eastern Holdings Limited

/s/ Tony Cheong

Name: Tony Cheong
Title: Group CFO

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(Company Registration No. 191200018G)

(Incorporated in Singapore)

PROPOSED TRANSACTION RELATING TO THE SHARES IN MULTI-FINELINE ELECTRONIX, INC., AN INDIRECTLY OWNED SUBSIDIARY OF THE COMPANY

1.	THE PROPOSED TRANSACTION

1.1	Introduction

The Board of Directors (the “Board”) of United Engineers Limited (the “Company”, and together with its subsidiaries, the “Group”) wishes to announce the proposed disposal (the “Proposed Transaction”) of the Company’s indirectly owned subsidiary, Multi-Fineline Electronix, Inc. (“MFLEX”) to Suzhou Dongshan Precision Manufacturing Co., Ltd., a company organized under the laws of the People’s Republic of China (the “Purchaser”), by way of the merger (the “Merger”) of Dragon Electronix Merger Sub Inc., a Delaware corporation and an indirect wholly-owned subsidiary of the Purchaser (the “Merger Sub”) with and into MFLEX in accordance with the General Corporation Law of the State of Delaware (“Delaware Law”).

1.2	The Company’s Ownership of MFLEX and the Proposed Transaction

The Company’s ownership interest in MFLEX is held through several of the Company’s subsidiaries, and the diagram below sets out the corporate structure of such ownership.

To implement the Proposed Transaction, MFLEX, the Purchaser and the Merger Sub have on 4 February 2016 entered into an agreement and plan of merger (the “Merger Agreement”), pursuant to which the Merger Sub will merge with and into MFLEX, with MFLEX as the surviving corporation and becoming a wholly-owned subsidiary of the Purchaser. The Merger is, among other conditions, subject to the approval of the shareholders of the Company (the “Shareholders”) and the stockholders of MFLEX.

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Further details of the Merger Agreement are set out in paragraph 3 of this Announcement.

1.3	The Proposed Transaction as a Major Transaction – UEL Shareholder Approval and Irrevocable Undertakings

The Proposed Transaction constitutes a major transaction as defined in Chapter 10 of the Listing Manual of the Singapore Exchange Securities Trading Limited (the “SGX-ST”) (the “Listing Manual”) (details of which are set out in paragraph 8 of this Announcement). Accordingly, the Proposed Transaction is subject to Shareholders’ approval (the “UEL Shareholder Approval”).

As at the date of this Announcement:

(a)	Great Eastern Holdings Limited (“GEH”), directly or indirectly, owns and controls 104,175,958 ordinary shares and 591,800 preference shares, collectively representing approximately 17% of the total issued shares (excluding treasury and non-voting shares) of the Company.

(b)	Oversea-Chinese Banking Corporation Limited (“OCBC”) directly owns and controls 26,233,458 ordinary shares and 20,500 preference shares, collectively representing approximately 4.3% of the total issued shares (excluding treasury and non-voting shares) of the Company.

At the Purchaser’s request, each of OCBC and GEH have provided irrevocable undertakings (the “Irrevocable Undertakings”) to the Purchaser to vote all of their respective ordinary shares and preference shares referred to above in favour of the Merger at the extraordinary general meeting of the Company (the “EGM”) to be convened to consider the Merger.

1.4	MFLEX Stockholder Approval

Under the Merger Agreement and Delaware Law, the Merger is required to be approved by stockholders of at least a majority of the outstanding common stock, US$0.0001 par value per share (each, a “MFLEX Share”) entitled to vote in accordance with Delaware Law (“MFLEX Stockholder Approval”).

1.5	Support Agreement and Cooperation Letter

Support Agreement

(a)	At the Purchaser’s request, concurrently with the execution of the Merger Agreement, the Company, WBL Technology (Private) Limited (“WT”) and United WBL Technology Pte. Ltd. (“UWT”) (collectively, the “UE Stockholders”) entered into a support agreement with the Purchaser (the “Support Agreement”) with respect to all of the 14,817,052 MFLEX Shares beneficially owned by the UE Stockholders (representing approximately 60.2% of the total outstanding MFLEX Shares). In accordance with Delaware Law, the UE Stockholders have only agreed to subject 9,720,610 MFLEX Shares (the “Committed Shares”) (representing approximately 39.5% of the total outstanding MFLEX Shares) to the voting provisions of the Support Agreement, with the remaining 5,096,442 MFLEX Shares (the “Uncommitted Shares”) (representing approximately 20.7% of the total outstanding MFLEX Shares) not subject to the voting provisions of the Support Agreement. While the UE Stockholders currently intend to support the Merger with its Uncommitted Shares, they are not contractually obligated to do so.

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(b)	Specifically, the UE Stockholders agreed with the Purchaser, subject to limited exceptions and subject to the UEL Shareholder Approval, to vote the Committed Shares in favour of the Merger. They have also agreed to vote the Committed Shares against (i) the approval of any Alternative Transaction Proposal (as such term is defined in the Merger Agreement) or any action that is a component of any Alternative Transaction Proposal, (ii) the adoption of any agreement relating to any Alternative Transaction Proposal, and (iii) any other action, agreement, proposal or transaction that would, or would reasonably be expected to, in any manner compete with, impede, interfere with, delay, postpone, prevent, or nullify the Merger, the Merger Agreement or any other transaction contemplated by the Merger Agreement or the performance by MFLEX or the UE Stockholders of their respective obligations pursuant to the Merger Agreement or under the Support Agreement.

(c)	The UE Stockholders also agreed with the Purchaser not to, among other things, directly or indirectly solicit, initiate or knowingly encourage or facilitate, or furnish or disclose non-public information in furtherance of, any inquiries or the making of any Alternative Transaction Proposal, or negotiate, explore or otherwise engage in discussions with any person with respect to any Alternative Transaction Proposal, or with respect to the Committed Shares, enter into any agreement, arrangement or understanding with respect to any Alternative Transaction Proposal.

(d)	The UE Stockholders further agreed with the Purchaser to certain restrictions on their ability to sell, transfer or otherwise dispose of, grant any proxy to or permit to exist any pledge or any other encumbrance of any nature with respect to its Committed Shares and Uncommitted Shares.

(e)	Under the Support Agreement, the Company agreed to, through the Board, recommend to the Shareholders that they give the UEL Shareholder Approval.

(f)	The Support Agreement will terminate upon the earliest to occur of (i) the time at which the Merger shall become effective, or at such later date and time as MFLEX and the Purchaser may agree and as set forth in the certificate of merger, (ii) the mutual agreement of the Purchaser and the UE Stockholders, and (iii) the valid termination of the Merger Agreement.

Cooperation Letter

The Company also entered into a letter agreement with MFLEX (the “Cooperation Letter”), pursuant to which, MFLEX has agreed to, among other things, cooperate with the Company in connection with the preparation of the circular to be issued by the Company to its Shareholders in connection with the transactions contemplated by the Merger Agreement, and provide the Company with the opportunity to comment on the relevant sections of any public filing or communication, referencing, among other things, the Company or its subsidiaries.

2.	INFORMATION ON THE PURCHASER AND MFLEX

2.1	The Purchaser

The Purchaser was founded in 1980 as a stamping and sheet metal manufacturer, and has since grown into one of the largest suppliers of precision sheet metal components in the world with its global headquarters in Suzhou, People’s Republic of China. The Purchaser produces a wide range of base station, enclosure and display products and solutions with application in telecommunications, consumer, industrial, medical and automotive industry market segments. The Purchaser has been listed on the Shenzhen Stock Exchange (002384) since 2010.

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2.2	MFLEX

MFLEX is a corporation incorporated in the State of Delaware, United States of America, and is listed on NASDAQ. MFLEX provides its solutions to original equipment manufacturers and to electronic manufacturing services providers. MFLEX offers products in a range of sectors, including smartphones, tablets, computer/data storage, portable bar code scanners, personal computers, wearables and other consumer electronic devices.

3.	PRINCIPAL TERMS OF THE PROPOSED TRANSACTION

3.1	Consideration

Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into MFLEX, with MFLEX as the surviving corporation, and each stockholder of MFLEX will be entitled to receive US$23.95 per MFLEX Share (the “Merger Consideration”) at the closing of the Merger.

As a result of the Merger:

(a)	UWT will be entitled to receive approximately US$71.9 million for 3,000,000 MFLEX Shares owned by UWT (the “UWT MFLEX Shares”); and

(b)	WT will be entitled to receive approximately US$283.0 million for 11,817,052 MFLEX Shares owned by WT (the “WT MFLEX Shares”, and together with the UWT MFLEX Shares, the “MFLEX Sale Shares”).

The Board understands that the Merger Consideration was negotiated and agreed between the board of directors of MFLEX (the “MFLEX Board”) and the Purchaser on an arm’s length basis.

The Board has considered the Merger Consideration and after taking into account of, among other things, the financial position and performance of MFLEX and its subsidiaries, the Board is supporting the Proposed Transaction for the reasons described in paragraph 4 of this Announcement.

3.2	Conditions Precedent

The closing of the Merger is subject to the fulfilment or waiver (as the case may be) of, among other things, the following conditions (the “Conditions”) set out below:

(a)	all approvals, consents and filings required, or the expiration or termination of any applicable waiting period under the following laws and regulations, or from the following governmental entities, having been obtained:

(i)	the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976;

(ii)	the Anti-Monopoly Bureau of the Ministry of Commerce of the People’s Republic of China (“PRC”);

(iii)	the relevant PRC securities regulations and PRC governmental entities (including from the National Development and Reform Commission of the PRC, Ministry of Commerce of the PRC and the State Administration of the Foreign Exchange of the PRC) (collectively, the “PRC Overseas Investment Approvals”) other than such PRC Overseas Investment Approvals as the Purchaser, in its sole discretion, shall have determined to waive; and

(iv)	the Committee on Foreign Investment in the United States;

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(b)	(i) there having been no order issued by any governmental entity of competent jurisdiction or other legal restraint or prohibition restraining, enjoining, making illegal, prohibiting or otherwise preventing, and (ii) no applicable law having been enacted by any governmental entity that prohibits or otherwise prevents or makes illegal, the closing of the Merger or any of the other transactions contemplated by the Merger Agreement;

(c)	the shareholder approval of the Purchaser having been obtained;

(d)	the MFLEX Stockholder Approval having been obtained;

(e)	there shall not have occurred any change, event, circumstance, development or effect that has had individually or in the aggregate, a Company Material Adverse Event (as defined in the Merger Agreement);

(f)	the respective representations and warranties of MFLEX, the Purchaser and Merger Sub, as set out in the Merger Agreement, being true and correct as at the relevant dates;

(g)	there having been no action taken, regulatory or governmental approval granted or issued or any statute, rule, regulation, order or decree enacted, entered, enforced or deemed applicable to the Merger or transactions contemplated by the Merger Agreement that imposes any Burdensome Condition (as defined in the Merger Agreement); and

(h)	each of MFLEX, the Purchaser and Merger Sub having performed or complied with, in all material respects, each of its obligations, agreements and covenants under the Merger Agreement.

The Purchaser and Merger Sub have represented and warranted to MFLEX, among other things, that it has executed (i) a mezzanine financing commitment letter from BOC Asset Management Company Limited, and (ii) a term loan commitment letter from Bank of China, New York Branch, pursuant to which the relevant lenders have committed to lend the amounts set forth therein to the Purchaser and Merger Sub, which amounts, together with the cash balances of the Purchaser and Merger Sub, will be sufficient to enable the Purchaser and Merger Sub to make all payments required to be made in connection with the transactions contemplated by the Merger Agreement.

The Purchaser and Merger Sub have further represented and warranted to MFLEX that their obligations under the Merger Agreement, including the obligation to pay the Merger Consideration, are not subject to, among other things, any financing condition.

3.3	Closing

The closing of the Merger (“Closing”) will take place on the tenth business day after all of the Conditions have been fulfilled or waived (or such other date as MFLEX and the Purchaser may agree in writing).

3.4	Company Termination Fee and Parent Termination Fee

(a)	Company Termination Fee

Under the Merger Agreement, MFLEX is required to pay a termination fee to the Purchaser equivalent to US$18.3 million (the “Company Termination Fee”) upon the occurrence of certain events, including where the MFLEX Stockholder Approval or the UEL Shareholder Approval is not obtained. At MFLEX’s request, concurrently with the execution of the Merger Agreement, the Company, WBL Corporation Limited (“WBL”), WT and UWT (collectively, the “Indemnifying UE Stockholders”) entered into an indemnification letter with MFLEX (the “Indemnification Letter”), pursuant to which, the Indemnifying UE Stockholders have agreed to pay to the Purchaser, on behalf of MFLEX, the Company Termination Fee if the Purchaser terminates the Merger Agreement in accordance with its terms if the MFLEX Stockholder Approval or UEL Shareholder Approval is not obtained.

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(b)	Parent Termination Fee

Under the Merger Agreement, the Purchaser is required to pay a termination fee, amounting to US$27.45 million (plus the Extension Deposit, if applicable) (the “Parent Termination Fee”), to MFLEX, upon the occurrence of certain circumstances more fully described in the Merger Agreement.

3.5	Escrow

On the date of the Merger Agreement, the Purchaser is required to deposit an amount of US$20 million with the escrow agent appointed in connection with the Proposed Transaction as collateral and security for payment of the Parent Termination Fee. Within twenty-one (21) days of the date of the Merger Agreement, the Purchaser is required to deposit a further amount of US$7.45 million with the escrow agent (the “Supplemental Escrow Deposit”), failing which MFLEX may terminate the Merger Agreement in accordance with its terms (and as summarized under paragraph 3.6(h) of this Announcement).

3.6	Termination

The following summarizes certain provisions in the Merger Agreement which permit the relevant party to terminate the Merger Agreement:

(a)	termination by mutual written consent of the Purchaser and MFLEX;

(b)	termination by either the Purchaser or MFLEX, if Closing has not occurred by 5 p.m. New York City time on or before the date falling six months after the date of the Merger Agreement (the “Initial Termination Date”). The Initial Termination Date may be extended for a further three months (the Initial Termination Date, as extended pursuant to the terms of the Merger Agreement, the “Termination Date”) in certain circumstances, including where all the relevant Conditions set out in the Merger Agreement have been satisfied (other than those Conditions relating to the events set out in paragraphs 3.2(a) and 3.2(b) of this Announcement) and the Purchaser has paid or deposited an additional amount of US$10 million (the “Extension Deposit”) with the escrow agent;

(c)	termination by the Purchaser, if the MFLEX Board has failed to recommend the Merger and the approval of the Merger Agreement by the stockholders of MFLEX, or the MFLEX Board has taken certain actions (as more fully described in the Merger Agreement) that adversely affect the approval and recommendation of the Merger and the transactions contemplated by the Merger Agreement;

(d)	termination by MFLEX, if at any time prior to receiving the MFLEX Stockholder Approval, (i) MFLEX shall have received a Superior Proposal (as defined in the Merger Agreement), (ii) the MFLEX Board or any authorised committee thereof shall have determined in good faith (after advice from outside legal counsel) that the failure to enter into a definitive agreement relating to such Superior Proposal would be expected to be inconsistent with its fiduciary duties, (iii) following the termination of the Merger Agreement, MFLEX enters into the definitive agreement relating to such Superior Proposal and pays to the Purchaser the Parent Termination Fee, and (iv) MFLEX has complied in all material respects with the relevant provisions in the Merger Agreement in connection with such Superior Proposal;

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(e)	termination by the Purchaser, if MFLEX has materially breached the non-solicitation provisions in the Merger Agreement;

(f)	termination by the Purchaser or MFLEX, if the MFLEX Stockholder Approval has not been obtained by the Termination Date[1];

(g)	termination by MFLEX or the Purchaser, if the UEL Shareholder Approval is not obtained[1]; and

(h)	by MFLEX, at any time after twenty-one (21) days after the date of the Merger Agreement upon written notice to Parent if the Supplemental Escrow Deposit is not deposited into the escrow account within twenty-one (21) days following the date of the Merger Agreement, provided that if the Supplemental Escrow Deposit is deposited into the escrow account at any time thereafter but prior to such termination notice by MFLEX, MFLEX shall no longer have the right to terminate the Merger Agreement pursuant to the relevant provision in the Merger Agreement relating to the Supplemental Escrow Deposit.

4.	RATIONALE FOR SUPPORTING THE PROPOSED TRANSACTION

The Board is supporting the Proposed Transaction because it is in line with the Company’s strategic review and objective of streamlining activities and businesses across the Group. The Proposed Transaction also allows the Company to exit from non-strategic or non-core operations of WBL and WBL’s subsidiaries, and to enhance capital management and unlock value for the Shareholders.

5.	PROCEEDS FROM THE PROPOSED TRANSACTION

The net proceeds from the Proposed Transaction are intended to be used to repay external borrowings and as general working capital of the Group. This would further strengthen the Group’s balance sheet and enhance the Group’s financial flexibility.

6.	FINANCIAL INFORMATION

6.1	Book Value and Net Tangible Assets (“NTA”) Attributable to the MFLEX Sale Shares

Based on the Group’s unaudited consolidated financial statements for the nine month period ended 30 September 2015:

(a)	the book value attributable to the MFLEX Sale Shares as at 30 September 2015, which constitutes the Company’s effective ownership interest of approximately 42.6% in MFLEX, was approximately S$216.2 million; and

(b)	the NTA attributable to the MFLEX Sale Shares as at 30 September 2015 was approximately S$216.2 million, which constitutes the Company’s effective ownership interest of approximately 42.6% in MFLEX.

6.2	Latest Available Open Market Value

The latest available open market value of the MFLEX Sale Shares, being the weighted average price attributable to the MFLEX Sale Shares transacted on 4 February 2016, being the last market day on which there was trading in the MFLEX Shares preceding the date of this Announcement, was approximately S$[ ● ] million.

[1]	See paragraph 3.4(a) of this Announcement relating to the Company’s indemnification of MFLEX if the MFLEX Stockholder Approval or UEL Shareholder Approval is not obtained.

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7.	FINANCIAL EFFECTS OF THE PROPOSED TRANSACTION

7.1	Illustrative Nature of Financial Effects

The financial effects of the Proposed Transaction on NTA per share and earnings per share (“EPS”) of the Group, prepared:

(a)	based on the Group’s audited consolidated financial statements for the financial year ended 31 December 2014 (“FY2014”); and

(b)	assuming that the attributable net disposal gain was approximately S$115.3 million,

are set out below.

The financial effects below are purely for illustrative purposes and are therefore not necessarily indicative of the actual financial position of the Group after Closing.

7.2	NTA

Assuming that the Proposed Transaction had been effected on 31 December 2014, being the end of the most recently completed financial year of the Group for which financial statements are publicly available, the financial effects on the NTA per share of the Group as at 31 December 2014 would be as follows:

	Before Proposed Transaction		After Proposed Transaction
NTA (S$ million)	1,772.9		1,888.2
Number of issued stock units (‘000)	615,357	(1)	615,357	(1)
NTA per stock unit (S$)	2.88		3.07

(1)	Based on total number of issued stock units excluding 21,712,000 stock units held by WBL.

7.3	EPS

Assuming that the Proposed Transaction had been completed on 1 January 2014, being the beginning of the most recently completed financial year of the Group for which financial statements are publicly available, the profit attributable to Shareholders and the financial effects on the EPS of the Group for FY2014 would be as follows:

	Before Proposed Transaction	After Proposed Transaction
Profit attributable to ordinary stockholders (S$ million)	123.6	265.3	(1)
Weighted average no. of stock units – Basic (‘000)	635,689	635,689
EPS (Singapore cents) - Basic	19.4	41.7

(1)	After adjusting for transaction costs and interest savings on the assumption that the net proceeds from the Proposed Transaction will be used to repay external borrowings on 1 January 2014.

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7.4	Gain on completion of the Proposed Transaction

The Group would expect to realise an attributable net disposal gain of approximately S$115.3 million, and receive net proceeds of approximately S$505.3 million.

8.	CHAPTER 10 OF THE LISTING MANUAL

8.1	Relative figures

The relative figures in relation to the Proposed Transaction computed on the applicable bases set out in Rule 1006 of the Listing Manual are set out below.

Rule 1006	Bases	Relative Figures (%)
(a)	Net asset value of the assets to be disposed of, compared with the Group’s net asset value	12.0	(1)
(b)	Net profits attributable to the assets to be disposed of, compared with the Group’s net profits	51.1	(2)
(c)	Aggregate value of the consideration received compared with the market capitalisation of the Company (based on the total number of issued shares, excluding treasury shares)	44.6	(3)
(d)	Number of equity securities issued by the Company as consideration for an acquisition, compared with the number of equity securities previously in issue	N.A.

Notes:

(1)	Computed based on the Group’s effective interest of the net asset value of MFLEX and its subsidiaries (the “MFLEX Group”) of approximately S$216.2 million as at 30 September 2015, compared to the Group’s net asset value of approximately S$1,808.5 million as at 30 September 2015.
(2)	Computed based on net profits (before tax and non-controlling interest) of the MFLEX Group of approximately S$49.9 million for the nine month period ended 30 September 2015, compared to the Group’s net profits of approximately S$97.6 million for the nine month period ended 30 September 2015.
(3)	Computed based on the aggregate gross consideration for the MFLEX Sale Shares, compared to the market capitalisation of the Company on 4 February 2016 (market day preceding this Announcement) of approximately S$1,135.1 million.

As the relative figures under Rule 1006 (b) and (c) exceed 20%, the Proposed Transaction constitutes a major transaction for the Company as defined in Chapter 10 of the Listing Manual. Accordingly, the Proposed Transaction is subject to the UEL Shareholder Approval.

8.2	Circular

The circular setting out information on the Proposed Transaction, together with the notice of the EGM to be convened (the “Circular”), will be despatched to Shareholders in due course. In the meantime, Shareholders are advised to refrain from taking any action in relation to their Shares which may be prejudicial to their interests until they or their advisers have considered the information and the recommendations to be set out in the Circular.

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9.	INTERESTS OF DIRECTORS AND CONTROLLING SHAREHOLDERS

(a)	Except for:

(i)	OCBC’s direct holding of approximately 6.4%, and GEH’s indirect holding of approximately 19.2%, of the total issued ordinary shares of WBL;

(ii)	the Irrevocable Undertakings described in paragraph 1.3 of this Announcement; and

(iii)	the appointments held by the Directors of the Company on the boards of OCBC and GEH as described in paragraph 9(b) of this Announcement,

none of the Directors or the controlling shareholders (as defined in the Listing Manual) of the Company has any interest, direct or indirect, in the Proposed Transaction.

(b)	Mr Tan Ngiap Joo, an Independent Director and Non-Executive Chairman of the Company, is an Independent Director of OCBC. Mr Norman Ip Ka Cheung, the Group Managing Director of the Company, is a Director of GEH. Mr Koh Beng Seng, an Independent Director of the Company, is an Independent Director and the Non-Executive Chairman of GEH.

10.	DIRECTORS’ SERVICE CONTRACTS

No person is proposed to be appointed as a director of the Company in connection with the Proposed Transaction. Accordingly, no service contract is proposed to be entered into between the Company and any such person in connection with the Proposed Transaction.

11.	CAUTION IN TRADING

Shareholders are advised to exercise caution in trading their Shares as the Proposed Transaction is still subject to numerous conditions precedent and there is no certainty or assurance as at the date of this Announcement that all of the conditions precedent will be satisfied (or waived, as the case may be), or that the Proposed Transaction will be completed. Shareholders are advised to read this Announcement and any further announcements by the Company carefully. Shareholders should consult their stock brokers, bank managers, solicitors or other professional advisors if they have any doubt about the actions they should take.

12.	DOCUMENTS AVAILABLE FOR INSPECTION

A copy of each of the Merger Agreement, the Support Agreement, the Indemnification Letter, the Cooperation Letter and the Irrevocable Undertakings will be available for inspection at the registered office of the Company at 12 Ang Mo Kio Street 64, #01-01 UE BizHub CENTRAL, Singapore 569088, during normal business hours on any weekday (public holidays excepted) for a period of three (3) months from the date of this Announcement.

By Order of the Board

Tan Swee Hong
Company Secretary
5 February 2016